Exhibit 99.1

FOCUS MEDIA ANNOUNCES INCREASE IN SHARE REPURCHASE PROGRAM

SHANGHAI, China, June 22 , 2011 — Focus Media Holding Limited (Nasdaq: FMCN), China’s largest out-of-home lifestyle community digital media group, today announced its intention to increase the size of its previously announced share repurchase program from US$300 million to US$450 million and to extend the termination date of the repurchase plan to December 31, 2013 from June 30, 2011. The other terms of the repurchase program will remain unchanged and Focus Media may repurchase its issued and outstanding American depositary shares (“ADSs”) using the remaining portion of the program.

The repurchases will be made from time to time on the open market at prevailing market prices, in block trades, other privately negotiated transactions or otherwise in accordance with applicable laws and regulations. The purchases will be made subject to restrictions relating to volume, price and timing. The timing and extent of any purchases will depend upon market conditions, the trading price of its ADSs and other factors. Focus Media expects to continue to implement this share repurchase program in a manner consistent with market conditions and the interest of the shareholders and in compliance with the company’s securities trading policy.

To date, the Company has cumulatively spent approximately $240 million in share repurchases on its previously announced share repurchase program.

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Focus Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Focus Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, risks outlined in Focus Media’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1, F-3 and 20-F, in each case as amended. Focus Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

This release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

ABOUT FOCUS MEDIA HOLDING LIMITED

Focus Media Holding Limited (Nasdaq: FMCN) operates China’s largest lifestyle community media network, tracking the lifestyle of the consumers and using its media advertising platforms for residential communities, office buildings, shopping malls and movie theaters. Through its multi-platform digital media platforms, as of March 31, 2011, Focus Media’s digital out-of-home advertising network had approximately 219,000 LCD displays (including the LCD display network and in-store network) and approximately 378,000 advertising in-elevator poster and digital frames, installed in 184 cities throughout China. For more information about Focus Media, please visit our website at http://ir.focusmedia.cn.

Investor and Media contact:

Jing Lu
Tel: +86 21 22164155

Email: ir@focusmedia.cn